Flybondi Holdings plc

Flybondi Limited

Av. Costanera Rafael Obligado 1221

Complejo Costa Salguero

C1425 CABA

Argentina

Tel: +54 11 39884021

February 12, 2025

Office of Energy and Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Ms. Liz Packebusch

Re:	Flybondi Holdings plc Registration Statement on Form F-4 File No. 333-284446

Dear Ms. Packebusch:

Flybondi Holdings plc (the “Company”) and Flybondi Limited (the “Co-Registrant”) hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on February 14, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Thomas Martin of Greenberg Traurig, LLP, at (305) 579-0739 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Flybondi Holdings plc

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

Flybondi Limited

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

cc:	Alan I. Annex, Esq.

Thomas R. Martin, Esq.

Sami B. Ghneim, Esq.

Greenberg Traurig, LLP

[Signature Page to Acceleration Request Letter]